UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of: June 2023
Commission File Number: 001-39829

COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On June 15, 2023, Cognyte Software Ltd. (the “Company”) will hold a conference call regarding its financial results for the first quarter of FY2024 ended April 30, 2023. A copy of the related press release is furnished as Exhibit 99.1 hereto.
Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

This information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form S-8 (Registration No. 333-252565).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

June 7, 2023	By:	/s/ Ilan Rotem
Ilan Rotem
Chief Legal Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated June 7, 2023 titled Cognyte to Announce First Quarter FY2024 Financial Results on June 15, 2023